Exhibit 99.19

MAVERIX METALS INC.

Suite 575, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
Telephone No.:  604-449-9290

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the shareholders of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held in the Cristal Room at the Metropolitan Vancouver Hotel, 645 Howe Street, Vancouver, British Columbia, V6C 2Y9 on May 14, 2019 at 2:00 p.m. (Vancouver Time) for the following purposes:

1.              to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2018 together with the auditor’s report thereon;

2.              to elect directors for the ensuing year;

3.              to appoint KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4.              to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Corporation to apply for a Certificate of Amendment under the Canada Business Corporations Act to amend its Articles of Incorporation, as amended, to consolidate all of the issued and outstanding common shares of the Corporation, on the basis of one (1) post-consolidation common share for each two (2) pre-consolidation common shares, as more fully described in the accompanying Management Information Circular;

5.              to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution approving the Corporation’s Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular; and

6.              to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

The board of directors has fixed April 4, 2019 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting.

Shareholders unable to attend the Meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 4th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Daniel O’Flaherty”
Daniel O’Flaherty
Chief Executive Officer and Director